UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

GL Sciences Inc. Techno Quartz Inc.
(Name of Subject Company)
GL Sciences Inc. Techno Quartz Inc.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
GL Sciences Inc. Techno Quartz Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

GL Sciences Inc.

Attn: Yasuo Kawaguchi

Shinjuku Square Tower 30F, 6-22-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan 163-1130

+81-3-5323-6633

Techno Quartz Inc.

Attn: Toshiya Fujii

Harmony Tower, 32-2, Honcho 1-chome, Nakano-ku, Tokyo, Japan 164-0012

+81-3-5354-8171

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1

Notice on Execution of Management Integration Agreement and Preparation of Share Transfer Plan Concerning Establishment of Joint Holding Company (Joint Share Transfer) for GL Sciences Inc. and Techno Quartz Inc.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

GL Sciences Inc. and Techno Quartz Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated February 9, 2024.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GL Sciences Inc.

/s/ Yoshihiro Nagami___________________

Name: Yoshihiro Nagami

Title: President

Date: May 10, 2024

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Techno Quartz Inc.

/s/ Ikunobu Sonoda_____________

Name: Ikunobu Sonoda

Title: President

Date: May 10, 2024